                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER

                        PURSUANT TO RULE 13A-16 OR 15D-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of December 2009

                         Commission file number: 0-30394

                                  METALINK LTD.
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                 (Translation of registrant's name into English)

                    YAKUM BUSINESS PARK, YAKUM 60972, ISRAEL
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                     (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                         Form 20-F [X]     Form 40-F [_]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [_]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [_]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes [_]     No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ____________

The information contained in this Report on Form 6-K is hereby incorporated by reference into the registrant's Registration Statements on Form F-3 File Nos.
333-152119, 333-145431, 333-104147 and 333-13806 and on Form S-8, File Nos.
333-121901, 333-12064, 333-88172, 333-112755 and 333-149657.

The following are included in this Report on Form 6-K: Press release dated
December 4, 2009; Metalink Receives Delisting Notice from NASDAQ.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                              METALINK LTD.

     Date: December 4, 2009                   By: /s/ Yuval Ruhama
                                              -----------------------
                                              Yuval Ruhama
                                              Chief Financial Officer

Yuval Ruhama
CFO
Metalink Ltd.
Tel: 972-9-9605555
Fax: 972-9-9605544
Yuvalr@MTLK.com

METALINK RECEIVES DELISTING NOTICE FROM NASDAQ

YAKUM, ISRAEL, December 4, 2009 - Metalink Ltd. (NASDAQ: MTLK), today announced that on November 30, 2009, it received a NASDAQ Staff determination letter, notifying the Company that it has not complied with NASDAQ Marketplace Rule
5550(a)(2).

In accordance with the Company's plan to regain compliance, the Company has requested its shareholders to authorize the Company's Board of Directors to effect a reverse share split of all of the Company's Ordinary Shares at a ratio not to exceed one-for-ten, in its annual shareholders' meeting scheduled to take place on December 29, 2009.

The Company had initially been notified by NASDAQ on August 13, 2008, that the bid price of its common stock had closed at less than $1.00 per share over the previous 30 consecutive business days. NASDAQ suspended the enforcement of the bid price requirement from October 16, 2008 through July 31, 2009 and upon reinstatement of the rules the Company had until November 27, 2009, to regain compliance.

On September 29, 2009 the Company received notice from the NASDAQ Staff that it no longer complied with the minimum $2,500,000 in stockholders' equity requirement. The Company timely submitted a plan to regain compliance with the equity requirement, however as the Company has not regained compliance with the minimum $1 bid price requirement the NASDAQ Staff has determined to delist its securities from the Capital Market.

Accordingly, unless the Company requests an appeal of this determination, trading of its common stock will be suspended at the opening of business on
December 9, 2009 and its common stock will be removed from listing and registration on The NASDAQ Stock Market.

The Company intends to file the required appeal of the Staff's determination to a NASDAQ Hearings Panel ("Panel"), pursuant to the procedures set forth in the
NASDAQ Marketplace Rule 5800 Series. A hearing request will stay the delisting of the Company's securities pending the Panel's decision. However, there can be no assurances that the Hearings Panel will grant such request.

ABOUT METALINK

Metalink Ltd. (NASDAQ: MTLK) is a fabless semiconductor Company engaged in the research, development and sale of high-throughput wireless local area network
(WLAN) chipsets, and in the sale of high performance broadband access chip sets or digital subscriber line (DSL) used by telecommunications and networking equipment manufacturers.

Metalink's WLANPLUS(TM) is a high-throughput, 802.11n-draft-compliant wireless
LAN technology optimized for the networked home entertainment environment.
Featuring advanced MIMO technology and full support of QoS, and operating in both 2.4GHz and 5GHz bands, WLANPLUS enables multi-room networking of multiple high-definition video streams.

Further information is available at http://www.MTLK.com

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                              SAFE HARBOR STATEMENT

This press release contains "forward looking statements" within the meaning of the United States securities laws. Words such as "aim," "expect," "estimate,"
"project," "forecast," "anticipate," "intend," "plan," "may," "will," "could,"
"should," "believe," "predicts," "potential," "continue," and similar expressions are intended to identify such forward-looking statements. Because such statements deal with future events, they are subject to various risks and uncertainties that could cause actual results to differ materially from those in the forward looking statements. Factors that could cause or contribute to such differences include, but are not limited to: in light of our cash status, our inability to raise additional funds or enter into other strategic transactions on a timely basis may lead us to insolvency; our inability to regain compliance with NASDAQ'S requirements for continued listing; any unforeseen developmental or technological difficulties with regard to our products; changes in the competitive landscape, including new competitors or the impact of competitive pricing and products; and the impact on revenues of economic and political uncertainties and weaknesses in various regions of the world, including the commencement or escalation of hostilities or acts of terrorism. Additional factors that could cause actual results to differ materially from these forward-looking statements are set forth from time to time in Metalink's filings with the SEC, including Metalink's Annual Report in Form F-20. Readers are cautioned not to place undue reliance on forward-looking statements. Except as required by applicable law, the Company undertakes no obligation to republish or revise forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrences of unanticipated events. The Company cannot guarantee future results, events, and levels of activity, performance, or achievements.